Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, November 9th, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of October 31th, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. 20051109 10:08:07 GFACP113

RELACION DE ACCIONISTAS

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20157036794	IN - CARTADM	31,831,582	1.1000	13.154633
2	R	20170124449	NV -CARTADM	26,295,488	1.1000	10.866802
3	R	20143980821	HO - CARTADM	21,208,878	1.1000	8.764724
4	R	20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.	17,599,259	1.1000	7.273022
5	R	20142829551	PR - CARTADM	15,664,418	1.1000	6.473435
6	X	038013580	HORSESHOE BAY LIMITED	15,641,615	1.1000	6.464011
7	E	08191212	MONTERO ARAMBURU EDUARDO	11,905,123	1.1000	4.919879
8	R	20100228352	CORPORACION CERVESUR S.A.A.	11,256,801	1.1000	4.651955
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	9,313,219	1.1000	3.848756
10	R	20171049262	INVERSIONES VARESLI S.A.	8,592,543	1.1000	3.550931
11	*	027012415	HYBISCUS CAPITAL LTD.	7,368,886	1.1000	3.045246
12	R	20137909813	ÑORTENSIA S.A.	7,251,163	1.1000	2.996596
13	R	20111691631	GONDOMAR S.A.	6,293,447	1.1000	2.600813
14	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	6,026,607	1.1000	2.490539
15	R	20215376916	BUSLETT S.A.	4,527,014	1.1000	1.870822
16	*	021015391	DUCKTOWN HOLDINGS S.A.	4,384,471	1.1000	1.811915
17	*	021009695	ATLANTIC SECURITY BANK	3,452,001	1.1000	1.426565
18	R	20468451451	TRANSACCIONES FINANCIERAS	1,975,800	1.1000	0.816514
19	*	048000875	CREDICORP LTD.	1,944,822	1.1000	0.803712
20	E	08243243	ARAMBURU DE MONTERO BLANCA	1,784,590	1.1000	0.737495
21	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,608,184	1.1000	0.664594
22	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,469,894	1.1000	0.607444
23	E	07277264	ESPINOSA BEDOYA OSCAR	1,295,989	1.1000	0.535577

GPT

Company - GPT RE Limited
File No 34819

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

8 November 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Filing Clerk

Dear Sir

Re: Company: GPT RE Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
03/11/2005	Bondi Issue
28/10/2005	September Distribution
27/10/2005	Sale of Twin Waters Resort
26/10/2005	Quarterly Update
24/10/2005	Joint Venture Update
21/10/2005	Letter to Unitholders
29/09/2005	Winding up of GPT Split Trust
27/09/2005	Resolution of Sunshine Plaza Court Case
23/09/2005	Change of Director's Interest Notice

Yours faithfully
GPT RE Limited

James Coyne
Legal Counsel and Company Secretary

Company - GPT RE Limited
File No 34819

GPT

The GPT Group
ASX Announcement & Media Release

GPT ISSUES $225 million

MEDIUM TERM NOTES

3 November 2005

GPT today announced the issue of $225 million in Medium Term Notes. The issue, the second since GPT's internalisation and stapling in June 2005, is consistent with GPT's stated policy to increase the average duration of the Group's debt.

GPT issued a total of $225 million in fixed and floating 5 year notes, with maturity of 7 November 2010 through Lead Manager Commonwealth Bank of Australia and Co-manager National Australia Bank.

The notes were issued to a range of investors, at a margin of 48 basis points above the relevant benchmark. This margin recognises the strength of GPT's business and balance sheet, comparing favourably with the 47 basis point margin achieved on GPT's most recent issue of $300 million of 3 year fixed and floating notes in June 2005.

The funds will be used to retire existing short-term debt.

ENDS

Company - GPT RE Limited
File No 34819

GPT

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

28 October `2005

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Dear Sir

GPT GROUP SEPTEMBER QUARTER DISTRIBUTION

GPT advises the income distribution for the quarter ended 30 September 2005 will be 6.4 cents per stapled security. This comprises:

Trust Distribution	6.4 cents
Company Dividend	Nil
Total Amount Distributed	**6.4 cents**

(a) Trust Distribution

A distribution for the three months ended 30 September 2005 of 6.4 cents per security will be paid by the Trust on 21 November 2005 (the distribution for the three months ended 30 September 2004 was 5.3 cents per security and the distribution for the three months ended 30 June 2005 was 5.7 cents per security).

(b) Income Tax Deferred Component

The distribution advice for the June quarter will advise that no component of the distribution is tax deferred.

(c) Company Dividend

No dividend will be paid for this period.

(d) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of security holders will close at 5.00pm, 9 November 2005 for the purpose of determining those security

holders entitled to participate in the distribution for the quarter ended 30 September 2005, payable on 21 November 2005.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

James A Coyne
Company Secretary

Company - GPT RE Limited
File No 34819

GPT

The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES THE SALE OF TWIN WATERS RESORT

27 October 2005

GPT and Lend Lease today announced that they have exchanged conditional contracts for the sale of the hotel component of the Twin Waters Resort and the management rights to Stage 1 of the residential development. The Resort will be sold to Abacus Funds Management for $58 million and the management rights to the neighbouring Stage 1 residential development to Accor Asia Pacific for a price up to $1 million.

The Resort forms part of the broader Twin Waters residential community, located at Mudjimba in South East Queensland. GPT acquired an interest in the final stage of the residential community, which included the Resort and a golf course, in October 2003, in partnership with Lend Lease.

GPT and Lend Lease sought expressions of interest in the property in August 2005 and received strong interest. The sale price reflects a significant increase in value and will result in an internal rate of return to the joint venture in excess of 20% (pre-tax). Settlement is anticipated to occur in the first half of 2006.

Following the sale of the hotel, GPT and Lend Lease will develop the remainder of the project, which includes Stage 1 and land adjacent to the golf course. Of the 65 Stage 1 dwellings, approximately half have been released and pre-sold. The Golf Course was sold in June 2005, to a specialised operator for $7.9 million.

Note: Twin Waters Resort is jointly owned 51 per cent by Lend Lease and 49 per cent by GPT. Lend Lease have separately sold their management rights to the neighbouring North Shore Coastal Village to Accor Asia Pacific.

ENDS

Enquiries

Michael O'Brien
Chief Operating Officer
The GPT Group
0417 691 028

Martin Janes
Portfolio Manager
Masterplanned Urban Communities
+612 8239 3522

Company - GPT RE Limited
File No 34819

GPT

The GPT Group

ASX Announcement

GPT QUARTERLY UPDATE

26 October 2005

GPT provides a quarterly update for the March and September quarters to supplement the Mid-Year and Annual Results disclosures. The following information provides investors with an update on the activities of GPT for the September 2005 quarter.

SUMMARY

The performance of GPT's core portfolio remains solid and further progress in investing within the joint venture with Babcock & Brown has been made. GPT remains on track to deliver on the forecasts for distribution of 13.0 cps for the six months ending 31 December 2005, as outlined in the Notice of Meeting and Explanatory Memorandum dated 2 May 2005. The September quarter distribution is expected to be announced on 28 October 2005.

Highlights during the quarter included:

- Further progress on a range of developments across the Retail, Industrial, Office and Masterplanned Urban Communities Portfolios.
- Continued leasing activity within the Office Portfolio.
- Further progress in relation to the joint venture acquisition pipeline, with further acquisitions announced on 24 October.
- Completion of the transition of staff from Lend Lease with the remaining retail staff transferring to GPT on 15 August 2005 and the property management of the majority of GPT's retail assets also transferring to GPT on that date.

JOINT VENTURE

Additional resourcing for the joint venture has now been secured, with the recent appointment of an Investment Manager located in London and an analyst in Sydney. Both roles will work closely with Neil Tobin (General Manager, JV) on GPT's investment in the joint venture and in assessing acquisition opportunities.

Significant progress was made in securing additional investment opportunities for the joint venture with a net $1.2 billion in further acquisitions announced on 24 October 2005, including:

- Six retail assets located in the southeast US, acquired for $440 million – 90% ownership by JV.
- A portfolio of light industrial assets located in the Netherlands, Germany and France, at a cost of $328 million.
- German retail assets, in a range of retail formats, with a value of $460 million.
- The Galerie Pomorska shopping centre in Bydgoszcz, Poland, acquired for $89 million.
- Residential apartments in Berlin and western Germany, acquired for $141 million.

The JV has undertaken its first trading activity, remixing the German residential portfolio with the sale of a portion of the existing portfolio (consisting of portions of the Salzgitter and AMB Generali portfolios) and the realisation of an $8 million profit to the JV from the sale of 5,830 apartments for $246 million.

A strong pipeline in acquisitions continues to be under consideration for the joint venture which now has total assets of $2.38 billion, and is well progressed in reaching its target of being fully invested by December 2006.

RETAIL PORTFOLIO

Sales Performance

Despite a softening in specialty sales over the quarter, the Retail Portfolio's sales performance continues to be positive, with comparable centre MAT up 4.0% and comparable specialty MAT up 4.5% in the year to September 2005. Across GPT's shopping centres, occupancy costs remain at a level that provides a strong platform for growth and, importantly, vacancies and arrears remain very low.

- Total comparable MAT growth for the 12 months to 30 September 2005 was 4.0%.
- Total comparable specialty MAT growth for the 12 months to 30 September 2005 was 4.5%.
- The specialty occupancy cost for the regional Retail Portfolio was 14.4% at 30 September 2005. This compares favourably with the JHD regional retail average (2003/2004) of 14.8%.

Note: The above sales figures are exclusive of Macarthur Square, Erina Fair and Melbourne Central, which are currently impacted by development.

Specialty sales have softened marginally over the quarter as a result of a weaker housing market, high petrol prices and the impact on Consumer Sentiment. The outlook is for a continued moderation in sales in the short term. However, general economic conditions remain stable and we expect to see a return to stronger sales growth in the medium term.

Within the major retailers, the Discount Department Stores are showing the strongest performance (comparable MAT up 7%). Department Stores and Supermarkets comparable MAT were up 2% and 4% respectively.

The strongest performing specialty commodity groups include Discount Variety, Mobile Phones, Eating Establishments, Pharmacy, Assorted Giftware and Jewellery. Weaker commodity groups include Newsagency/Books and Clothing.

Company - GPT RE Limited
File No 34819

Retail Portfolio Moving Annual Turnover per square metre (at 30 September 2005)

	Moving Annual Turnover				Occupancy Costs (%)	
CENTRE NAME	Centre MAT $PSM	Comparable Centre MAT Growth (%)	Specialty MAT $PSM	Comparable Specialty MAT Growth (%)	Centre (%)	Specialty (%)
Carlingford Court	6,333	4.2%	8,097	4.3%	8.1%	14.7%
Casuarina Square *	6,135	5.4%	8,420	7.1%	9.5%	13.7%
Charlestown Square*	7,277	7.3%	10,730	3.8%	9.0%	14.5%
Chirnside Park	6,686	1.7%	8,220	(2.2%)	6.1%	13.8%
Dandenong Plaza	3,705	1.2%	6,212	(1.1%)	10.4%	15.8%
Floreat Forum	7,026	9.6%	5,467	15.5%	7.7%	14.3%
Forestway	11,180	6.4%	8,343	4.5%	6.9%	13.3%
Parkmore	5,568	1.3%	6,364	3.6%	6.8%	13.9%
Westfield Penrith	6,899	3.6%	12,337	4.3%	9.2%#	14.1%#
Sunshine Plaza *	7,264	5.7%	9,729	7.1%	8.8%	14.7%
Westfield Woden	6,752	2.3%	9,501	4.6%	8.4%#	14.0%#
Wollongong Central	5,618	2.1%	8,592	4.0%	10.1%	14.1%
Total Portfolio	6,336	4.0%	8,911	4.5%	8.7%	14.3%

Centres under Development						
Macarthur Square	5,406	(2.4%)	9,938	(1.2%)	9.1%	13.9%
Melbourne Central Retail	5,270	179.9%	5,900	154.7%	17.7%	19.5%
Erina Fair	5,758	5.5%	7,065	4.5%	9.7%	18.3%

* Casuarina does not include Monterey House; Charlestown does not include Pacific Highway properties; Sunshine includes Plaza Parade but does not include Maroochydore Superstore or Horton Parade.

As a result of the transfer of information between GPT and Westfield systems it has been necessary to use passing rent for historical data to calculate occupancy costs for Penrith and Woden. Therefore occupancy costs for these centres will be estimates until one full year of rental data has been tracked by Westfield (June 2006).

NB: Centres under development are shown for information only. Until centres have traded for a full 24 month period post development these figures do not accurately reflect underlying performance.

NOTE: Change to sales reporting:

GPT is now reporting sales in accordance with new Shopping Centre Council of Australia (SCCA) guidelines as of 1 July 2005. These guidelines have been established to create consistency in reporting across the industry. As a result there have been some changes to sales reporting methodologies including:

- the incorporation of the commercial sales category (predominantly travel) into total centre sales;
- the classification of mobile phone retailers into the specialty store category;
- the inclusion of total comparable MAT growth as opposed to MAT $psm growth; and
- historical information has been adjusted to ensure like for like growth comparison.

These changes have had a minimal impact on GPT sales reporting.

Retail Development

Melbourne Central – The $260 million redevelopment of Melbourne Central is now complete and is almost fully committed, with only 1 shop remaining to be leased. Approximately 295 of the 303 shops are open and trading, with the remaining retailers, primarily on the new Level 3 leisure and entertainment precinct, now undertaking fit-out works and due to open progressively over the next 3 months.

A major milestone was reached with the opening of the new 11-screen Hoyts cinema in September. The completed centre represents a unique retail experience, tailored to the dynamic and diverse Melbourne retail market and early trading has been positive.

Macarthur Square – The $110 million (GPT's 50% share) major expansion of Macarthur Square is progressing well, with income now 84% committed. The first stage is due to open in November 2005, with the second stage of the development, which includes the Town Square precinct, expected to open in early 2006. Some of the key retailers secured include Borders Books, JB HiFi, Rebel Sports, Dick Smith Powerhouse, Bay Swiss, Esprit, and Cue.

Westfield Penrith – The $70 million (GPT's 50% share) major expansion of Westfield Penrith is progressing well and is on program for completion in November this year. The project is almost fully committed, with only 1 shop remaining to be leased. Key retailers secured include Harris Farm, JB HiFi, Rebel Sports, Kookai, Country Road, Cue, Esprit, Jag, Sportsgirl, General Pants, Colorado, ABC store, along with a number of eating establishments such as Hogs Breath, Starbucks and a teppanyaki restaurant. GPT anticipate completing the development for a 10 November launch of the newly completed centre. The project is now forecast to deliver a year 1 yield of 9% upon completion. GPT is development managing this project on behalf of the joint owners.

Rouse Hill – The precinct plan for the new Town Centre at the Rouse Hill Regional Centre was approved on 26 July 2005 and is progressing towards an anticipated commencement of construction in early 2006. The Town Centre is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area. GPT will develop and own the Town Centre (shopping centre) and is in joint venture with Lend Lease to develop the remaining facilities and the residential component of this $1.0 billion project.

Charlestown Square – Masterplanning is advanced for a proposed expansion of the 47,000 sqm Centre to 80,000 sqm. Following an extensive community and authority engagement program, discussions with Lake Macquarie Council regarding land transactions required for the development to proceed are now underway, and GPT anticipate being in a position to provide further information on the plans for this development early in 2006.

Sunshine Plaza Update

During the quarter the NSW Supreme Court found that, contrary to assertions by Lend Lease Real Estate Investments Ltd ("Lend Lease"), GPT's conditional arrangements with Westfield in relation to Sunshine Plaza did not trigger any pre-emptive right under the Joint Ownership Agreement between GPT and Australian Prime Property Fund Retail ("APPF"). The decision, which confirmed GPT's view that there is no obligation for GPT to sell its interest in the property to APPF, is now subject to an appeal by Lend Lease. The timing for the hearing of this appeal is not yet known.

OFFICE PORTFOLIO

Despite the challenges associated with prolonged weakness in office market conditions in GPT's key markets of Sydney and Melbourne, GPT's Office Portfolio continues to maintain its position, with 28,600 sqm leased and terms agreed over a further 5,200 sqm across the Portfolio in the three months to 30 September 2005. As a result, Portfolio occupancy has increased slightly, to 94.2%.

While demand is beginning to show signs of improvement, the conditions across Australia's office markets are varied. In Sydney, where the majority of GPT's office assets are located, additional supply has resulted in the vacancy rate increasing from 10.6% to 11.3% (at 30 September 2005), keeping incentives high, and leasing of vacant space continues to be challenging. Positive net absorption and a decline in vacancy rates over the quarter were recorded in the remaining major markets, with Brisbane displaying strong performance. While conditions in the Melbourne market have improved, the risks associated with additional supply remain in this market.

Leasing Update

Leasing results in the third quarter have slightly improved the Portfolio's position. The remainder of 2005 and calendar year 2006 expiry is now only 7.3% of the Portfolio and the weighted average lease term to expiry is 6 years. Leasing of the remaining vacancy to reduce short and medium term expiry risk continues to be the major focus of the Office Portfolio team, particularly in Sydney.

- In Sydney at Australia Square, Abbott Tout have relocated from the MLC Centre, and have leased 5,100 sqm in the Tower Building for 10 years and 2 months, commencing January 2006. Also in the Tower: Workplace Law have leased 200 sqm for a 5 year term commencing September 2005; Provident Capital have leased 180 sqm for 2 years and 9 months commencing January 2006; and, Colonial First State Investments have leased 110 sqm for a 2 year term. In the Plaza Building, Quinton Investments have signed a lease over 1,200 sqm for a 7 year term commencing January 2006.
- At the MLC Centre, Cantor Fitzgerald have signed a lease over 830 sqm commencing August 2005 for a 5 year term and the National Australia Bank have leased 770 sqm for a 6 year term.
- At 2 Park Street, Citibank have signed a lease over 730 sqm for a 2 year term (from August 2005).
- At 179 Elizabeth Street, Talint have renewed their current lease and taken additional space totalling 400 sqm for a 3 year 11 month term, commencing July 2005. Duncan Cotterill have also renewed their lease over 380 sqm for 5 years from July 2005.
- At Farrer Place, Goldman Sachs JBWere have executed a lease for a further term of 3 years over 1,550 sqm and 6 years over 6,340 sqm, expiring in 2009 and 2012 respectively. Mallesons Stephen Jaques have taken a further 1,200 sqm for 15 years and Smarthealth have leased 330 sqm in the Phillip Street Terraces for a period of 3 years (commencing July 2005).
- At the Riverside Centre in Brisbane, the ATO have signed a lease over 3,120 sqm for 3 years 6 months from July 2005. DFS Financial Services have leased 200 sqm for a term of 10 years 2 months commencing January 2006.
- At Indigo House (formerly Black Ink House), Russell & Co have leased 560 sqm for 4 years 11 months commencing September 2005, EOS have leased 340 sqm for 5 years from July 2005 and Interwork Architects have leased 140 sqm for a 5 year term commencing July 2005. GPT have leased 180 sqm for 4 years 11 months from August 2005 – the space will be occupied by the Brisbane based retail team.

Development Update

The construction of Darling Park Stage 3 is now well progressed with practical completion expected in November 2005, six months ahead of the original completion date. Following the announcement in August 2005 that Rabobank Australia had committed to a lease over 9,000 sqm, only three floors in the high rise remain to be leased. The floors are being offered as both suites and whole floors, however, negotiations are underway to lease the three floors to one tenant.

Sales

120 King Street in Melbourne is being marketed for sale. The 3,700 sqm building, adjacent to 530 Collins Street, is a non-core asset which was originally acquired by GPT in 1996 in conjunction with the 68,000 sqm 530 Collins Street building.

HOTEL & TOURISM PORTFOLIO

Inbound tourism is experiencing steady growth, with overall inbound tourism up 10% in 2004 (rebounding from the impact of SARS in 2003) and 7.6% year to date at August 2005. Growth in 2005 is occurring across most markets, but with particularly strong growth from China, South East Asia, UK and New Zealand. Japan is one of the few markets to fall in 2005, down 3.2% to August.

Domestic leisure demand, however, has been weak. Contributors to this weakness include a stronger Australian dollar resulting in solid outbound Australian travel and softer domestic economic conditions resulting in reduced discretionary spending. Although it is unclear what impact the recent terrorist attacks in Bali will have on outbound and domestic Australian travel, it is expected travel to SE Asia will be reduced in the near term.

Generally positive inbound tourism conditions benefited GPT's Ayers Rock Resort and the Four Points by Sheraton, Sydney, however performance of the Voyages Lodges portfolio, which has a higher reliance on domestic guests, has continued to be impacted by weaker domestic leisure demand.

Ayers Rock Resort

Ayers Rock Resort has performed well this year with increased international tourism contributing to occupancy growth. Including the impact of the reopening of Longitude 131°, room nights sold and room rates were up 5.7% and 4.9% respectively on the previous year.

The key performance indicators to September 2005 are shown below.

Ayers Rock Resort (incl. Alice Springs)	YTD Sept 2004	YTD Sept 2005	Variance
Rooms Available	252,400	253,900	0.6%
Rooms Sold	154,500	163,300	5.7%
Occupancy	61%	64%	3.0%
Room Rate	$206	$216	4.9%
Total Revenue (000)	$80,800	$90,300	11.8%

Four Points by Sheraton Hotel, Sydney

In the third quarter, Four Points performed well with occupancy remaining high and room rates increasing by 10.9% year to date to September 2005. With Sydney's CBD hotel market fundamentals remaining strong, we expect this performance to continue through 2005, although the refurbished Sydney Hilton, which re-opened this June, has added to the competitive room supply and may inhibit market growth in the short term.

The key performance indicators to September 2005 are shown below.

Four Points Sydney	YTD Sept 2004	YTD Sept 2005	Variance
Rooms Available	172,700	172,000	-0.4%
Rooms Sold	145,100	137,000	-5.6%
Occupancy	84%	80%	-4.0%
Room Rate	$162	$180	10.9%
Total Revenue (000)	$32,700	$34,000	4.0%

Voyages Lodges

The performance of Voyages Lodges continues to be negatively impacted by weaker domestic demand in the Queensland resort market. Tactical marketing efforts have been implemented which we anticipate will mitigate this underperformance and assist to improve performance into 2006.

The key performance indicators to September 2005 are shown below.

Voyages Lodges	YTD Sept 2004	YTD Sept 2005	Variance
Rooms Available	185,680	186,300	0.3%
Rooms Sold	119,269	108,200	-9.3%
Occupancy	64%	58%	-6.0%
Room Rate	$249	$244	-2.0%
Total Revenue (000)	$65,500	$61,200	-6.6%

Note: Due to a lack of comparative data, the above trading information excludes El Questro (acquired July 2005) and Wrotham Park (opened March 2005).

Holiday Inn Brisbane

The Brisbane market remains strong with no new supply and steady demand growth. As a result, the Holiday Inn continues to maintain high occupancy and growth in room rates.

The key performance indicators to September 2005 are shown below.

Holiday Inn Brisbane	YTD Sept 2004	YTD Sept 2005	Variance
Rooms Available	52,600	52,400	-0.4%
Rooms Sold	46,600	47,600	2.1%
Occupancy	89%	91%	2.0%
Room Rate	$117	$132	13.3%
Total Revenue (000)	$8,900	$9,800	10.1%

INDUSTRIAL & BUSINESS PARK PORTFOLIO

GPT's Industrial & Business Park Portfolio continues to maintain strong fundamentals, with occupancy of 97.4% (including land leases) and an average lease term of 6.1 years by income across the Portfolio.

During the three months to September 2005, over 300,000 sqm was leased across the Portfolio's assets, including:

- P&O Ports leasing the Austrak Intermodal terminal (228,900 sqm) for 10 years commencing 1 July 2005.
- Coles Myer leasing 74,740 sqm at Austrak Business Park for 20 years from completion of the facility.

Acquisition & Development Update

Austrak Business Park, Somerton – Construction on the 22,200 sqm facility for Labelmakers is scheduled for completion in early 2006 and construction has commenced on the 74,700 sqm national distribution centre for Coles Myer (due for completion in early 2007). Both major facilities will benefit from the strategic location of the Park and the inter-modal rail terminal.

The initial yields for both projects will be in excess of 8% on total development costs, including land.

Sydney Olympic Park – A development application has been lodged to construct Quad 4 at Homebush Bay, with approval expected to be received before the end of 2005. This development will provide approximately 7,500 sqm of A grade office space, and will complete the Quad Business Park. Completion is currently expected to occur in late 2006.

During September GPT acquired 5 Figtree Drive from ACER Computer Ltd for $19 million on an initial yield of 7.5%. The site adjoins two other development sites owned by GPT in the Australia Centre precinct. The three sites combined provide the potential for a higher density campus style office precinct.

MASTERPLANNED URBAN COMMUNITIES PORTFOLIO

The Rouse Hill Regional Centre continues to make progress, with the approval of the Precinct Plan for the Town Centre in July 2005. It is currently expected that the Town Centre and first residential stages will commence works in the first half of 2006. Sales are continuing at Honeyeater Crescent (the first residential lots to be released) and settlements have commenced.

In August 2005, GPT and Lend Lease sought expressions of interest for the sale of the hotel component of the Twin Waters Resort. Whilst GPT and Lend Lease will develop the remainder of the site, regardless of the sale process (65 lots), there is strong interest in the Resort. It is anticipated that an outcome of the sale process will be announced shortly.

CAPITAL MANAGEMENT

At 30 September 2005, GPT had total debt of $3.1 billion, representing a gearing level of approximately 32.9% - below GPT's borrowing limit of 40% of total tangible assets – and the effective interest rate was 5.5% (after fees & margin). Close to 80% of GPT's debt is hedged against short-term movements in interest rates.

The weighted average length of debt was 3.1 years at 30 September 2005.

A detailed Debt Schedule is attached.

ENDS

For further information please call:

Nic Lyons	**Chief Executive**	02 8239 3565
Michael O'Brien	**Chief Operating Officer**	02 8239 3544
Donna Byrne	**Head of Investor Relations & Corporate Affairs**	02 8239 3515
Kieran Pryke	**Chief Financial Officer**	02 8239 3547
Neil Tobin	**General Manager, Joint Venture**	02 8239 3552
Mark Fookes	**Head of Retail**	02 8239 3518
Tony Cope	**Office Portfolio Manager**	02 8239 3535
Bruce Morris	**Hotel/Tourism Portfolio Manager**	02 8239 3541
Victor Georos	**Industrial/Business Park Portfolio Manager**	02 8239 3560
Martin Janes	**Masterplanned Urban Communities Portfolio Manager**	02 8239 3522

GPT Portfolio Swap & Debt Issuance Schedule
As at 30 September 2005

Overview

- Credit Rating BBB+ (long term)
- Drawn down ?300 from the Euro 600m Syndicated Facility for European investment
- Current gearing is 32.9%
- Weighted average cost of debt including fees and margins is 5.50% (including Euro drawdown facility debt)
- Weighted average length of debt is 3.1 years

GPT Debt (Face Value)		AUD $m
Short Term Notes, due within 3 months		$510
Commercial Bills, due in 7 months		$409
Medium Term Notes		
Floating Rate due in 1 year		$80
Fixed Rate, due in 1 year		$260
Floating rate, due in 2 years		$240
Fixed Rate, due in 2 years		$60
Floating rate, due in 3 years		$240
Fixed Rate, due in 3 years	(1)	$460
Floating rate, due in 8 years		$12
Fixed rate, due in 8 years	(2)	$200
CPI Bonds, due in 2029		$125
Euro Drawdown ?300 converted at AUD/ EUR rate at 30 Sept 2005		$473
Total Debt		**$3,069**

GPT Interest Rate Management

Floating	(3)	$654
Current Swaps		$1820
Fixed	(1)(2)	$470
CPI		$125
Total		**$3,069**

(1) $310m has been swapped to floating
(2) $200m has been swapped to floating
(3) Floating debt after taking into account current swaps

Current effective interest rate after fees & margins is 5.50%* on $3,069m of debt outstanding.

* includes the borrowing costs from Euro facility

Debt Maturity Profile (as at 30 September 2005)


$1,200
$1,000
$400
$200
$0
$millions
$212
$126
2005
2007
2009
2010
2012
2020
maturity
Debt

Current Interest Rate Hedging

Hedging Position As at	Average Rate Incl Margins & Fees	Total Principal Amount $ millions	Principal amount of derivative financial instruments $ millions	Principal amount of fixed rate borrowings $ millions
30 September 2005*	6.10%	2,415	1,820	595
31 December 2005	6.09%	2,530	1,935	595
31 December 2006	6.02%	2,423	2,109	314
31 December 2007	6.06%	2,352	2,179	174
31 December 2008	6.06%	2,296	2,171	125
31 December 2009	6.08%	2,107	1,982	125
31 December 2010	6.11%	1,753	1,628	125

* Average Rate at 30 September 2005 is the current cost of total debt

Company - GPT RE Limited
File No 34819

GPT

The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES INCREASE IN JOINT VENTURE PORTFOLIO TO A$2.38 BILLION

24 October 2005

The GPT Group today announced that the Group's Joint Venture with Babcock & Brown has secured additional acquisitions with a net value of A$1.2 billion. The acquisitions, which include both European and US assets, will increase the total assets owned by the Joint Venture to A$2.38 billion and demonstrate the ability of the Joint Venture to identify and acquire assets which meet the entity's investment criteria.

Nic Lyons, GPT's CEO, said that the Joint Venture continued to focus on opportunities in a range of markets and remained confident of being fully invested by the end of 2006, with the Joint Venture invested in a diverse portfolio with a value of A$2.38 billion following settlement of these acquisitions.

"We are very pleased with the latest acquisitions. Consistent with the original Joint Venture assets, these are quality assets with secure cashflows which will deliver solid returns for GPT's investors," Mr Lyons said.

The transactions include the acquisition of a range of retail assets in Germany and Poland, interests in a portfolio of US retail assets and industrial assets located across Europe, consistent with the return requirements and investment strategy of the Joint Venture.

US RETAIL

- A 90% interest in a portfolio of six retail assets located in the southeast US, is being acquired for A$440 million from Colonial Property Trust (Colonial). Colonial will retain a 10% interest in the assets and undertake property management. The assets are being acquired on a 2006 forecast yield of 7.9% and represent the Joint Venture's first investment in the US.

EUROPEAN LIGHT INDUSTRIAL

- A portfolio of light industrial assets located in the European markets of the Netherlands, Germany and France. The assets, at a cost of A$328 million, have been secured on a 2006 forecast yield of 7.4%. The Joint Venture is pursuing a strategy to acquire a large scale portfolio of these assets, partnering with Halverton, a specialist European light industrial operator.

GERMAN RETAIL

- German retail assets with a value of A$460 million, at a 2006 forecast yield of 7.1%. The assets include a range of retail formats, characterised by long leases and strong tenant covenants.

CENTRAL AND EASTERN EUROPEAN RETAIL

- An initial investment in Poland, with the acquisition of Galerie Pomorska shopping centre for A$89 million, on a 2006 forecast yield of 7.3%. This asset, located in Bydgoszcz, is the dominant shopping centre in its market.

GERMAN RESIDENTIAL

- The Joint Venture has undertaken its first trading activity, remixing the German residential portfolio with the sale of a portion of the existing portfolio (consisting of portions of the Salzgitter and AMB Generali portfolios) and the realisation of an A$8 million profit to the Joint Venture from the sale of 5,830 apartments for A$246 million. Additional residential assets in Berlin and western Germany, at a cost of A$141 million are being acquired. The remixing has resulted in a more diversified portfolio, with a weighting of no more than 42% to any one geographic area.

Neil Tobin, General Manager, Joint Venture for GPT said that the recent transactions were a good fit with the Joint Venture investment strategy and provided further diversity across the portfolio.

"We have made solid progress over the past four months, the portfolio is beginning to take shape and we have established good acquisitions momentum over a number of portfolios in Europe and the US. This tranche of investments clearly demonstrates the ability of the Joint Venture to deliver on its strategy."

OUTLOOK

The Joint Venture is well on track towards meeting one of its key short-term objectives of being fully invested by December 2006. Further, the original assets acquired on 30 June 2005 are performing in line with expectations. Although only established in June of this year, the Joint Venture has now secured assets with a value of A$2.38 billion and has made significant progress in aggregating portfolios of significant scale, with retail portfolios in Europe and the US, a portfolio of European light industrial assets and the German residential portfolio forming a solid base for further growth.

In line with the Notice of Meeting and Explanatory Memorandum dated 2 May 2005, the acquisitions are being funded with a mix of equity and non recourse debt.

The European denominated equity is being funded through GPT's existing 600 million Euro facility (currently Euro 300 million drawn). Consistent with the policy to hedge capital exposures through borrowing denominated in the currency in which assets are located, GPT will fund the investment in the Colonial portfolio via US denominated debt.

"We continue to see a strong pipeline of opportunities for the Joint Venture and remain confident of delivering on the investment targets underlying GPT's current distribution forecasts," Mr Lyons said.

NOTE: Acquisition values and yields are after transaction costs and before acquisition fees. Assumed US exchange rate of 0.75:1 and Euro exchange rate of 0.60:1.

Further information on each of the transactions is contained in the attached Presentation.

ENDS

Enquiries

For further information please contact:

Neil Tobin
General Manager, JOINT VENTURE
Phone: 02 8239 3552

Company - GPT RE Limited
File No 34819



GPT

JOINT VENTURE UPDATE

AGENDA






- Retail acquisitions
  - **US mall portfolio**
  - **German retail**
  - **Central & Eastern European retail**
- European light industrial acquisitions
- Residential portfolio update
- JV outlook

GPT

ACQUISITION OVERVIEW





- Net addition of A$1.2 billion assets – Europe & USA
  - **Interest in US retail portfolio (A$440m)**
  - **Retail acquisitions in Germany and Poland (A$549m)**
  - **European light industrial portfolio (A$328m)**
  - **German residential net divestment (A$-95m)**
- JV portfolio increased to A$2.38 billion
  - **Acquisition program in line with expectations**
  - **Acquisitions in line with strategy**
  - **Pipeline remains strong**

* Note: Assumed US exchange rate: 0.75:1, Euro exchange rate: 0.60:1

GPT

Company - GPT RE Limited
File No 34819

PORTFOLIO TAKING SHAPE





JV FUND PORTFOLIO
Portfolio Distribution by Value (AUD)
Halverton 14%
German Residential 31%
German Office 5%
US Retail 18%
CEE Retail 12%
German Retail 20%



JV FUND PORTFOLIO
Asset Sector by Value (AUD)
Industrial 14%
Residential 31%
Office 5%
Retail 50%



JV FUND PORTFOLIO
Geographic Distribution by Value (AUD)
Czech Republic 8%
Poland 5%
United States 18%
France 1%
Netherlands 8%
Germany 61%

GPT

US MALL PORTFOLIO






- 90% interest in a portfolio of six malls in the US southeast
- Market dominant malls
- 10% interest and management by Colonial Property Trust
- Acquisition Cost: $A440m*
- 2006 property yield: 7.9%*
- Upside through focussed leasing management, re-positioning
- Platform for further investment in US retail and other sectors
- Financial close is anticipated in November 2005.

* After transaction costs and before acquisition fee. Subject to settlement adjustments. 90% JV interest only. Assumed exchange rate: 0.75:1

GPT

ASSETS









Property	Owned Mall GLA (Sq Ft)	Total GLA (Sq Ft)	Total Occupancy	Occ Cost	Inline Sales PSF US$	Anchors
Colonial Mall Bel Air, Mobile, Alabama	998,096	1,332,086	97.3%	10%	$310	Sears JC Penny Parisian Target Dillards
Colonial Mall Greenville, Greenville, North Carolina	404,266	450,317	94.9%	10%	$330	Belk JC Penny Steve & Barry's
Colonial Mall Valdosta, Valdosta, Georgia	464,953	538,676	90.5%	9%	$296	Sears JC Penny Belk
Colonial University Village, Auburn, Alabama	401,620	526,327	85.2%	11%	$275	Sears Belk JC Penny Dillards
Colonial Mall Glynn Place, Brunswick, Georgia	282,182	507,740	96.5%	10%	$220	Steve & Barry's Sears Belk JC Penney
Colonial Mall Myrtle Beach, South Carolina	448,917	506,538	91.3%	14%	$236	JC Penney Bass Pro Belk
Total	**3,000,034**	**3,861,684**	**93%**		**$286**	

As at June 2005

GPT

ASSET LOCATIONS










Greenville
NORTH CAROLINA
Myrtle Beach
SOUTH CAROLINA
Auburn
ALABAMA
Brunswick
GEORGIA
Valdosta
Mobile

GPT

Company - GPT RE Limited
File No 34819

TOP TEN TENANTS









	Tenant	Number of stores	Annual Rent US$('000)	% of total
1	JC Penney	7	$1,455	5.7%
2	Limited Brands, Inc	16	$1,421	5.5%
3	Sears	5	$1,245	4.8%
4	Steve & Barry's	2	$833	3.2%
5	The GAP	5	$824	3.2%
6	Trans World Entertainment (FYE)	9	$711	2.8%
7	Venator (Footlocker)	6	$602	2.3%
8	Georgia Theatre Company	2	$440	1.7%
9	Shoe Dept.	5	$435	1.7%
10	Lane Bryant	5	$432	1.7%
	Balance	343	$17,337	67.4%
	Total	**405**	**$25,735**	**100.0%**

Company - GPT RE Limited
File No 34819

BEL AIR & UNIVERSITY VILLAGE






Colonial Mall Bel Air, Mobile, Alabama




Colonial University Village, Auburn, Alabama


OLD NAVY

GPT

Company - GPT RE Limited
File No 34819

VALDOSTA, BRUNSWICK & GREENVILLE









Colonial Mall Valdosta, Valdosta, Georgia


Office DEPOT

Colonial Mall Glynn Place, Brunswick, Georgia




Belk

Colonial Mall Greenville, Greenville, North Carolina

Company - GPT RE Limited
File No 34819

MYRTLE BEACH













Colonial Mall Myrtle Beach, South Carolina

COLONIAL PROPERTY TRUST







- Market cap US$5.2 billion
- Diversified – retail, multi-family, office
- Established in the sunbelt – expanding east to west
- Change in retail focus towards development of lifestyle centres
- Alignment
  - **10% co-investment by Colonial**
  - **Intention to jointly pursue other investment opportunities**
  - **Similar corporate values**
- Property Management Agreement
  - **Five year agreement**
  - **Market level fees**
  - **Buy / sell provisions**

GPT

EUROPEAN LIGHT INDUSTRIAL






- Partnership with Halverton
- Strategy to aggregate a portfolio of light industrial assets
- Target portfolio circa A$1.25b
- Initial portfolio: A$328m*
- 2006 property yield: 7.4%*
- Stable income from a diversity of assets, locations, tenants
- Upside at exit through portfolio aggregation

* After transaction costs and before acquisition fee. Assumed exchange rate 0.60:1

GPT

Company - GPT RE Limited
File No 34819

HALVERTON









- Specialist asset and property manager of multi-tenanted light industrial assets in Europe
- The three principals have extensive experience in the sector (acquisitions of >Euro 1 billion since 2000)
- Established operating platform
  - **Head office** **London**
  - **Regional offices** **Amsterdam, Paris, Frankfurt**
- Exclusive relationship

GPT

HALVERTON PORTFOLIO










DENMARK
NETHERLANDS
Amsterdam
Rotterdam
Utrecht
BERLIN
GERMANY
Dusseldorf
PARIS
Frankfurt
Munich
FRANCE

GPT

INITIAL PORTFOLIO






HALVERTON

PROPERTY	Location	COUNTRY	sqm	# TENANTS
Zoetermeer	The Hague	Netherlands	5,848	7
Almere	East Amsterdam	Netherlands	3,850	16
Arnhem	East Holland	Netherlands	2,620	2
Apeldoorn	Central Holland	Netherlands	3,020	1
Aalten	East Holland	Netherlands	2,450	9
Alkmaar	North Holland	Netherlands	2,498	1
Amstel Gateway	South Amsterdam	Netherlands	3,529	3
Business Centre Rivium	Rotterdam	Netherlands	4,648	15
Haarlem	West Amsterdam	Netherlands	3,273	4
Soesterberg	Utrecht	Netherlands	4,616	1
Star Alpha	Zoetermeer, The Hague	Netherlands	9,011	7
Wilton Trade Park	Zoetermeer, The Hague	Netherlands	6,031	12
Mijdrecht	South Amsterdam	Netherlands	5,610	3
Nieuwegein	Utrecht	Netherlands	5,274	6
Papendrecht	South Rotterdam	Netherlands	14,086	11
Smart	Utrecht	Netherlands	31,072	14
Torendijk	Rotterdam	Netherlands	10,760	36
Zaandam	North Amsterdam	Netherlands	4,896	11
Delta Forum	Frankfurt	Germany	20,204	12
Ikarus Puccheim	Bavaria	Germany	14,686	45
LKS Bremen	Bremen	Germany	152,741	11
Nuess	Dusseldorf	Germany	11,499	11
Garges les Gonesse	Paris	France	8,803	14
Lille	North France	France	20,738	8
TOTAL			**351,763**	**260**

Company - GPT RE Limited
File No 34819

INDUSTRIAL








Nuess, Dusseldorf, Germany

Garges les Gonesse, Paris, France



GPT

INDUSTRIAL











Business Centre Rivium, Rotterdam, Netherlands



Smart, Utrecht, Netherlands

GPT

GERMAN RETAIL






- Strategy to aggregate a critical mass portfolio
- Initial portfolio: $A460m*
- 2006 property yield: 7.1%*
- Strong lease covenants
  - **Average weighted lease expiry of 10+ years**
  - **Creditworthy tenants**
- Upside at exit through securitisation
- Further transactions - established deal network & track record

*After transaction costs and before acquisition fee. Assumed exchange rate 0.60:1

GPT

Company - GPT RE Limited
File No 34819

Company - GPT RE Limited
File No 34819

GERMAN RETAIL INITIAL PORTFOLIO






PROPERTY	LOCATION	sqm	ANCHORS
Bavarian Retail Parks	Bavaria	44,370	Kaufland, Lidl, REWE
Munich Retail	Bavaria	55,000	Kaufhof AG, Bauhaus
Straubing	Bavaria	34,551	Kaufland
Kelheim	Bavaria	18,881	Edeka, hagebaumarkt
Nedderfeld	Hamburg	18,008	Media Markt, Kaufland
Berlin C&C	Berlin	15,500	REWE
TOTAL		**186,310**	

GPT

Company - GPT RE Limited
File No 34819

GERMAN RETAIL
TOP TEN TENANTS






No.	Company name	sqm	% of Rent
1	REWE Group	26,194	16%
2	Kaufland	15,812	10%
3	Bauhaus	13,223	10%
4	Media Markt	6,480	4%
5	Edeka	6,620	4%
6	hagebaumarkt	6,600	3%
7	Arte AG	4,210	2%
8	Lidl	3,654	2%
9	KiK	3,820	2%
10	Mueller	3,347	2%

GPT

Company - GPT RE Limited
File No 34819

GERMAN RETAIL










Hamburg
Bremen
BERLIN
Dusseldorf
Frankfurt
Munich
GERMANY

GPT

Company - GPT RE Limited
File No 34819

GERMAN RETAIL ASSETS








Nedderfeld, Hamburg

Landerbererstrasse, Munich, Bavaria


BAUHAUS

GPT

GERMAN RETAIL ASSETS









Straubing, Bavaria



CEE RETAIL






- Acquisition of Galerie Pomorska (Bydgoszcz, Poland)
- Acquisition cost: $A89m*
- 2006 property yield: 7.3%*
- Market dominant shopping centre
- Identified upside
  - **Tenant re-mix**
  - **Lower funding costs**
- Potentially further CEE retail opportunities
  - **Total existing portfolio: A$274m**
  - **Transaction track record**

*After transaction costs and before acquisition fee. Assumed exchange rate 0.60:1

GPT

GALERIE POMORSKA






- Located in Bydgoszcz
  - **Population 370,000**
- Anchored by Carrefour Hypermarket (not acquired)
- Total NLA – 29,800 sqm
  - **Carrefour 11,700 sqm**
  - **Specialities 18,100 sqm**
- Occupancy 95% (total NLA)
- Occupancy cost 11-12%
- Leases
  - **Denominated in Euros**
  - **Linked to CPI**

CENTRAL EASTERN EUROPE – RETAIL PORTFOLIO







Bydgoszcz
WARSAW
POLAND
Krakow
PRAGUE
CZECH REPUBLIC

GPT

GALERIE POMORSKA











Company - GPT RE Limited
File No 34819

GERMAN RESIDENTIAL PORTFOLIO







- Completed a significant re-mix of the portfolio
  - **Sale of portion of Salzgitter and AMB portfolios (A$246m)**
  - **Re-investment of close to 60% of sale proceeds (A$141m*)**
  - **Realisation of A$8m in profit (after costs)**
- Improved portfolio
  - **Greater diversity**
  - **Less exposure to tertiary markets**
  - **Average 2006 forecast yield - 6.5%**
- Pipeline remains strong

* After transaction costs and before acquisition fee. Assumed exchange rate 0.60:1

GPT

GERMAN RESIDENTIAL PORTFOLIO






PORTFOLIO	LOCATION	# APTS(1)	OCCUPANCY(2)	VALUE A$
Salzgitter	Salzgitter	7,863	84%	$346.5
AMB / Other	West Germany	2,154	96%	$182.7
Kiel	Kiel	1,434	87%	$72.5
Berlin	Berlin	1,199	95%	$221.3
TOTAL		12,650	87%	$823.0

(1) Includes ground floor retail/commercial space in Berlin

(2) Occupany calculation excludes retail/commercial space in Berlin

GPT

Company - GPT RE Limited
File No 34819

GERMAN RESIDENTIAL PORTFOLIO






GERMAN RESIDENTIAL
Portfolio Geographic Distribution June '05


Berlin 13%
Kiel 8%
Salzgitter 55%
Other 24%

GERMAN RESIDENTIAL
Portfolio Geographic Distribution Nov '05


Berlin 27%
Salzgitter 42%
Kiel 9%
Other 22%

GPT

JV OUTLOOK






- Total assets of A$2.38 billion
- On target to fully invest JV capital by Dec 2006
- On target to achieve forecast spreads (net yield over debt cost)
- Fund portfolio beginning to take shape
- Pipeline remains strong
- Investigation of proposed Hotel Fund and other opportunities continuing

GPT

Company - GPT RE Limited
File No 34819

GPT

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

21 October 2005

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Dear Sir

GPT GROUP

In accordance with Listing Rule 3.17, attached is a letter to be sent to Securityholders today.

Yours faithfully

James A Coyne
Company Secretary

Company - GPT RE Limited
File No 34819

GPT

20 October 2005

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 250126

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

Telephone
61 2 8239 3555
Facsimile
61 2 9225 9318

GPT Securityholder
Service Centre
Freecall
1800 025 095

gpt@gpt.com.au

www.gpt.com.au

Dear Investor

You may shortly receive a letter from Ross Investments in relation to your holding of GPT stapled securities.

We believe that this letter may include an offer to purchase your stapled securities at a particular price per security. Please note that GPT was obliged to provide your details to Ross Investments under s.173 of the Corporations Act, and that any information you receive from Ross Investments has not been endorsed by GPT.

The price of GPT stapled securities at close of trade on Tuesday 18 October 2005 was $3.83 per security.

Whilst we are not able to provide personal financial advice on whether or not to sell your securities, we strongly recommend that you check the current price of GPT stapled securities before making any decision in relation to your investment and that you also seek your own independent financial advice.

Current price information can be obtained from our website (www.gpt.com.au), the ASX website (www.asx.com.au), daily newspapers including the Australian Financial Review, or the Securityholder Service Centre on 1800 025 095.

Yours faithfully

Donna Byrne
Head of Investor Relations and Corporate Affairs

Company - GPT RE Limited
File No 34819

GPT

ASX Announcement

WINDING UP OF GPT SPLIT TRUST

29 September 2005

Further to the announcement of 12 September in relation to the winding up of GPT Split Trust, the net proceeds of the GPT Split Trust wind up will be paid to unitholders on Monday 10 October 2005.

As foreshadowed in section 3.1 of the Notice under Section 601NC of the Corporations Act 2001 Cth dated 9 August 2005, the net proceeds (after meeting all liabilities) per GPT stapled security (of $3.93) will be distributed to unitholders as follows:

- Income unitholders will receive $2.11 per unit held on the record date of 21 September 2005 (representing the first $1.50 plus 25% of the excess received per GPT security).
- Growth unitholders will receive $1.82 per unit held on the record date of 21 September 2005 (representing the remaining 75% of the net proceeds above $1.50).

The net proceeds received by unitholders includes a portion of the capital gain (without any CGT discount) arising on the sale of the GPT Split Trust's holding in GPT securities (of $1.27 per Income unit and $1.10 per Growth unit). Unitholders will be required to include this assessable capital gain in their 2006 income tax return. A detailed tax statement will be provided to all unitholders in late November 2005, providing further details in relation to this capital gain and other tax consequences arising as a result of the winding up of the GPT Split Trust.

The Trustee will, where required by law, withhold tax in respect of the capital gains component of the monies paid to unitholders. For resident unitholders, this should only arise where they have chosen not to quote a TFN or ABN.

Subject to confirmation with ASX, the revised date for removal of GPT Split Trust from the exchange is 12 October 2005.

ENDS

For further information please contact
Donna Byrne
GPT RE Limited*
0401 711 542

* *Manager of GPT Split Trust under the Management Delegation Deed dated 6 June 2005 with Lend Lease Funds Management Limited.*

Company - GPT RE Limited
File No 34819

GPT

The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES RESOLUTON OF SUNSHINE PLAZA COURT CASE

27 September 2005

GPT advise that, following a hearing in the NSW Supreme Court, the Court determined that, contrary to assertions by Lend Lease Real Estate Investments Ltd (Lend Lease), GPT's conditional arrangements with Westfield in relation to Sunshine Plaza did not trigger any pre-emptive right under the Joint Ownership Agreement between GPT and Australian Prime Property Fund Retail ("APPF"). The decision confirms GPT's view that there is no obligation for GPT to sell its interest in the property to APPF.

As outlined in the Notice of Meeting and Explanatory Memorandum issued by GPT dated 2 May 2005, GPT is not obliged to sell a 25% interest in Sunshine Plaza to Westfield unless certain preconditions have been met. Those conditions have not yet been met.

The Court ordered that Lend Lease pay GPT's costs and restrained Lend Lease from conducting a valuation of the Centre.

ENDS

Enquiries

For further information please contact

Nic Lyons
CEO
Ph: 02 8239 3565

Company - GPT RE Limited
File No 34819

GPT
GENERAL PROPERTY TRUST

GPT RE LIMITED
ABN 27 107 426 504
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 52
MLC Centre
Sydney NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9474

www.gpt.com.au

23 September 2005

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

Appendix 3X

Please find attached appendix 3Y for Eric Goodwin.

Yours faithfully
GPT RE LIMITED

James Coyne
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity GPT Group
ABN 58 071 755 609

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Eric Goodwin
Date of last notice	1 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	16 September 2005
No. of securities held prior to change	Nil
Class	
Number acquired	10,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.97 per security
No. of securities held after change	10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Part 2 – Change of director's interests in contracts

Detail of contract	NA
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.